Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Sept 26, 2004	Sept 28, 2003	Sept 29, 2002	Sept 30, 2001	Sept 24, 2000
Earnings:
Income from continuing operations before income taxes and equity in losses of unconsolidated affiliate	221,095	166,430	136,180	91,045	75,820

Rent expense	92,729	80219	68,176	58,937	46,992
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	30,910	26,740	22,725	19,646	15,664
Interest expense	7,249	8,114	10,384	17,891	15,093

Fixed charges to add to earnings	38,159	34,854	33,109	37,537	30,757

Total available earnings	259,254	201,284	169,289	128,582	106,577

Fixed Charges:
Interest expense	7,249	8,114	10,384	17,891	15,093
Capitalized interest	2,132	1,385	1,433	2,112	2,274

Total interest	9,381	9,499	11,817	20,003	17,367
One-third of rent expense	30,910	26,740	22,725	19,646	15,664

Total fixed charges	40,291	36,239	34,542	39,649	33,031

Ratio of earnings to fixed charges	6.43x	5.55x	4.90x	3.24x	3.23x